United States securities and exchange commission logo





                             May 17, 2023

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 21,
2023
                                                            CIK No. 0001967822

       Dear Shangzhao Hong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted April 21, 2023

       Cover Page

   1. We note your disclosure that following the offering, Mr. Hong will carry a majority of the voting power of the
company and that the company will be a "controlled company."
                                                        Please revise the cover
page to disclose the percentage of voting power to be held by
                                                        Mr. Hong following the
offering and, if true, that Mr. Hong will have the ability to determine all matters
requiring approval by stockholders.
   2. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your holding company
structure, which would likely result in a material change in your
 Shangzhao Hong
Creative Global Technology Holdings Ltd
May 17, 2023
Page 2
         operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
3. Please discuss on the cover page and risk factor section the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:
             Enforceability of civil liabilities in Hong Kong;
             Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange;
             and
             Include risk factor disclosure explaining whether there are laws/regulations in Hong
             Kong that result in oversight over data security, how this oversight impacts the
             company   s business and the offering, and to what extent the
company believes that it
             is compliant with the regulations or policies that have been issued.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a
         Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
Prospectus Summary
Corporate History and Structure, page 1

5. Identify clearly the entity in which investors are purchasing their interest and the entity in
         which the company   s operations are conducted, similar to your
disclosure on the cover
         page.
Wholesale of Pre-Owned Consumer Electronic Devices Business, page 2

6. Please revise to balance any revenue discussion with a discussion of your total revenues and net income or loss (for similar periods) as reflected in the included financial statements.
Summary of Risks Associated with our Business
Risks Related to Doing Business in Hong Kong, page 6
FirstName LastNameShangzhao Hong
7. In addition to the existing summary bullets in this sub-section, please also include specific
Comapany   NameCreative
       cross-references      Global
                         (title     Technology
                                and page number)Holdings    Ltdfactors
summarized in each bullet,
                                                  to the risk
May 17,rather
         2023than
               Pagea 2generalized cross-reference to page 35 of your registration statement.
FirstName LastName
 Shangzhao Hong
FirstName  LastNameShangzhao  Hong Ltd
Creative Global Technology Holdings
Comapany
May        NameCreative Global Technology Holdings Ltd
     17, 2023
May 17,
Page 3 2023 Page 3
FirstName LastName
PRC Related Regulations Related to this Offering, page 9

8. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
9. We note your disclosure concluding that you are not subject to the disclosed PRC authorities' capital markets regulations. In addition to this disclosure, please also include disclosure discussing the possible ramifications if you did become subject to such PRC laws/authorities, similar to your disclosure on the cover page.
Risk Factors, page 14

10. We note your disclosure on page 2, and elsewhere, in the registration statement that you rely on maintaining a lean inventory. We also note your risk factor on page 20 that failing to manage your inventory effectively is a material risk. However, please also disclose the risks of how an incident or disruption in your supply chain could impact your business and operations due to this reliance on maintaining a lean inventory and any disruptions you have experienced due to such reliance.
Risks Related to our Business, page 14

11. We note your risk factor on page 31 addressing, amongst other things, your lack of sufficiently U.S. GAAP skilled staff and on page 33 management's lack of public company experience. Please include a risk factor addressing your lack of experience complying with public company ongoing reporting requirements and the negative impact this could have on your business.
If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of..., page 15

12. You state in this risk factor that the public perception that pre-owned electronic consumer goods may be counterfeit or defective is "factually incorrect or based on isolated incidents." We also note that on page 17 you have a risk factor stating that counterfeit items is a material risk to your business. Please clarify the discrepancy that the impression that pre-owned electronic consumer goods being counterfeit or defective is "factually incorrect" with your disclosure that counterfeit consumer electronics are a material risk to your business.
 Shangzhao Hong
FirstName  LastNameShangzhao  Hong Ltd
Creative Global Technology Holdings
Comapany
May        NameCreative Global Technology Holdings Ltd
     17, 2023
May 17,
Page 4 2023 Page 4
FirstName LastName
The relative lack of public company experience of our management team may put us at a competitive disadvantage., page 33

13. We note your disclosure that your senior management team "does not have much"
         experience managing a publicly traded company. However, we note that your
         Management section biographies contain no disclosure of U.S. public company experience. Please clarify this discrepancy or clarify that the current senior management team has no U.S. public company experience.
Risks Related to Doing Business in Hong Kong
Although we do not believe we are required to file with the China Securities Regulatory
Commission for this offering under the Trial..., page 41

14. You disclose in this risk factor that you do not believe you are subject to the Trial
         Measures. However, it appears you have not relied on the opinion of counsel to come to this conclusion. If so, please state as much.
Enforceability of Civil Liabilities, page 56

15. We note your disclosure here stating that all of your officers are nationals or residents of
         Hong Kong. In this section, please also include whether your directors are nationals or residents of Hong Kong or mainland China. Relatedly, in the risk factor on page 36, please clarify which officers or directors are resident in Hong Kong or mainland China, rather than disclosing that "most" are resident in Hong Kong.
Market Competition, page 60

16. We note your disclosure on page 4 that 99% of your pre-owned electronics revenue comes from the sale of Apple products. We also note that Apple themselves operate in the pre-
         owned consumer electronics space for their own products with their "Certified
         Refurbished" program. Please disclose here, and elsewhere you deem relevant, the impact and risks of competing with Apple when selling pre-owned Apple products.
Inflation, page 67

17. You disclose here and on page 34 that the company experienced material adverse effects due to inflationary pressures or rising costs. Please expand to identify the principal factors, including any jurisdictions your purchase from or sell to, contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 68

18. For critical accounting estimates, disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with
 Shangzhao Hong
Creative Global Technology Holdings Ltd
May 17, 2023
Page 5
         generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on your financial condition or results of operations. Please revise. Refer to Item 303(b)(3) of
         Regulation S-K and SEC Release 33-8350.
Our Business, page 82

19. Please disclose in this section whether your business experiences any seasonality, as you do in your risk factor on page 26. Refer to Item 4.B.3 of Form 20-F.
20. Please describe any marketing channels used by your business, if any. Refer to Item 4.B.5 of Form 20-F.
Suppliers, page 85

21. Please disclose whether the prices of the pre-owned consumer electronics devices are subject to any material volatility. Refer to Item 4.B.4 of Form 20-F. Business Plan, page 87

22. We note you list the website as "www.cgtrecycle.com" but we believe this may be a typo and should be "www.cgt-recycle.com."
23. To the extent possible, please revise the respective business expansion plans to include cost and time estimates.
Where you can Find Additional Information, page 132

24. Please use the SEC url "www.sec.gov" instead of url "www.sec.report." Refer to Item
         4.A.8 of Form 20-F.
Notes to Consolidated Financial Statements
(4) Inventory, page F-14

25. You disclose here that cost is determined on a first-in, first-out basis. On page F-9 you disclose the average cost method is used. Please revise for consistency.
General

26. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
FirstName LastNameShangzhao Hong
       not they retain copies of the communications. Please contact the staff member associated
Comapany
       withNameCreative     Global
            the review of this      Technology
                               filing to discuss Holdings Ltd the materials, if
any, to us for our
                                                 how to submit
May 17,review.
         2023 Page 5
FirstName LastName
 Shangzhao Hong
FirstName  LastNameShangzhao  Hong Ltd
Creative Global Technology Holdings
Comapany
May        NameCreative Global Technology Holdings Ltd
     17, 2023
May 17,
Page 6 2023 Page 6
FirstName LastName
        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lan Lou